Exhibit 99.1
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                               Continuation Sheet

Note (1): On December 15, 2003, pursuant to the terms of the Amended and Restated Securities Purchase Agreement, dated as of October 21, 2003, by and among Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Proxim Corporation (the "Company"), and the other purchasers named therein, the Company exercised its right to require WP VIII to purchase $8,666,667 in aggregate principal amount of senior secured promissory notes. On December 19, 2003, the Company issued to WP VIII the Senior Secured Promissory Note in such amount (the "Senior 2003 Note"). The Senior 2003 Note has the same terms as, but ranks senior to, the Company's outstanding Secured Subordinated Promissory Notes, including the Secured Subordinated Promissory Note in the aggregate principal amount of $26,000,000 held by WP VIII. The Senior 2003 Note is exchangeable at any time at the option of WP VIII for shares of Series B Convertible Preferred Stock of the Company, $0.01 par value per share (the "Series B Preferred Stock").

          All or any portion of the outstanding principal and accrued but unpaid interest outstanding on the Senior 2003 Note may be exchanged for the number of shares of Series B Preferred Stock equal to the quotient obtained by dividing the aggregate outstanding principal balance plus any accrued but unpaid interest then outstanding on the Senior 2003 Note or the portion thereof to be exchanged, by $100.00. Each share of Series B Preferred Stock is convertible into shares of common stock, $0.01 par value per share, of the Company ("Common Stock") at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Proxim Corporation (the "Series B Preferred Certificate of Designations"). The liquidation preference of the Series B Preferred accretes at an annual rate of 14%, compounded quarterly, as more fully described in the Series B Preferred Certificate of Designations. As of December 19, 2003, the Senior 2003 Note is exchangeable into approximately 86,667 shares of Series B Preferred Stock which convert into 7,536,232 shares of Common Stock.

          The sole general partner of WP VIII is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. The members of WP LLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WP VIII, WP and WP LLC may be deemed to be the beneficial owners of the Senior 2003 Note, the shares of Series B Preferred Stock into which the Senior 2003 Note is exchangeable and the shares of Common Stock into which the Series B Preferred Stock converts. WP and WP LLC disclaim beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. Jeffrey A. Harris is a partner of WP and a member and managing director of WP LLC. As such, Mr. Harris may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) of an indeterminate portion of the securities beneficially owned by WP and WP LLC. Mr. Harris is also a member of the board of directors of the Company. Mr. Harris disclaims any beneficial ownership of the securities reported herein as owned.

Note (2): The maturity date of the Senior 2003 Note is the earliest of (i) the date on which any event of default under the Senior 2003 Note occurs,
          (ii) any date on which WP VIII demands payment of the Senior 2003 Note pursuant to its terms and (iii) September 30, 2004. Each share of Series B Preferred Stock shall be redeemed by the Company on the seventh anniversary of its original issuance date for an amount equal to the liquidation value then in effect plus all accrued and unpaid dividends.